Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

June 27, 2011

The following was published on the website of Alpha Beta Netherlands Holding N.V. on June 27, 2011:

Alpha Beta Netherlands Holding N.V.

Amsterdam, Netherlands

Notification according to sections 21 para. 2 in connection with 14 para. 3 sentence 1 no. 2 of the German Securities Acquisition and Takeover

Act (Wertpapiererwerbs- und Übernahmegesetz (WpÜG))

On May 4, 2011, Alpha Beta Netherlands Holding N.V., Beursplein 5, 1012 JW Amsterdam, the Netherlands (the “Bidder”) published the exchange offer document regarding its voluntary public takeover offer (the “exchange offer“) to the shareholders of Deutsche Börse Aktiengesellschaft, Frankfurt am Main, Germany, registered in the commercial register (Handelsregister) of the Local Court (Amtsgericht) of Frankfurt am Main under HRB 32232 with its business address at Mergenthaler Allee 61, 65760 Eschborn, Germany, to the extent these are not excluded from the exchange offer as set forth in the exchange offer document, to acquire all registered no-par-value shares of Deutsche Börse (ISIN DE0005810055) (“Deutsche Börse shares”) for consideration of one Deutsche Börse share for one new ordinary share in the Bidder (ISIN NL0009766997). The exchange offer and the agreements which come into existence as a result of accepting the exchange offer are subject to various conditions (the “completion conditions”). The Bidder has waived certain of the completion conditions. The offer acceptance period remains unchanged by this amendment to the exchange offer and still expires midnight, at the end of July 13, 2011 (Central European Daylight Savings Time).

This amendment of the exchange offer in German (as well as an English translation) will be available free of charge for distribution in Germany at Deutsche Bank AG, Taunusanlage 12, 60262 Frankfurt am Main, Deutschland, (fax-no.: +49 (69) 910 – 3 87 94; e-mail: DCT.Tender-Offers@db.com) as of today.

The amendment of the exchange offer in German (as well as an English translation) is also available on the internet at http://www.global-exchange-operator.com.

Disclaimer

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com. Holders of Deutsche Börse shares who have accepted the exchange offer have certain withdrawal rights which are set forth in the offer document.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document as well amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Participants in the Solicitation

NYSE Euronext, Deutsche Boerse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Amsterdam, 27 June 2011

Alpha Beta Netherlands Holding B.V.